SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                 24 October 2005

                                 CORUS GROUP plc
                 (Translation of Registrant's Name into English)

                                   30 Millbank
                             London SW1P 4WY England
                    (Address of Principal Executive Offices)

 Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                            Form 20-F X      Form 40-F __
                                     ---

  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                 Yes _____   No X
                                               ---

 (Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a
               Form 6-K if submitted solely to provide an attached
                       annual report to security holders)

  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                 Yes _____   No X
                                               ---

 (Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and is not distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.)

 Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                 Yes _____ No X

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - _____)

                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 CORUS GROUP plc


Date:  24 October, 2005                           By  Allison Scandrett
                                                      --------------------
                                                  Name:  Allison Scandrett
                                                  Deputy Company Secretary

Corus Finance plc

24 October 2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING
MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1.   Name of the issuer

     Corus Finance  plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

     (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

     (iii) both (i) and (ii)

     (i)and (ii)

3.   Name of person discharging managerial responsibilities/director

     Mr P R Strickland, Miss R H Burke

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

     Corus Group Employee Share Ownership Plan

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

     See Section 8

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

     Ordinary shares of 10p each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

     Lloyds TSB Registrars Corporate Nominee Limited

8.   State the nature of the transaction

     On-going monthly purchase in accordance with the terms of the Corus Group Employee Share Ownership Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

     Mr P R Strickland - 271 ordinary shares

     Miss R H Burke - 217 ordinary shares

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

     Mr P R Strickland - less than 0.0001%

     Miss R H Burke - less than 0.0001%

11. Number of shares, debentures or financial instruments relating to shares disposed

     n/a

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

     n/a

13.  Price per share or value of transaction

     46.0 pence

14.  Date and place of transaction

     20 October 2005, London

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

     Mr P R Strickland - 63,632 Ordinary Shares - less than 0.0001%

     Miss R H Burke - 13,947 Ordinary Shares - less than 0.0001%

16.  Date issuer informed of transaction

     21 October 2004

     If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17   Date of grant

18.  Period during which or date on which it can be exercised

19.  Total amount paid (if any) for grant of the option

20.  Description of shares or debentures involved (class and number)

     ..................

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23.  Any additional information

24.  Name of contact and telephone number for queries

     Allison Scandrett 020 7717 4526

     Name and signature of duly authorised officer of issuer responsible for making notification

     Allison Scandrett, Deputy Company Secretary , 020 7717 4526

     Date of notification
     24 October 2005